06008095

SECUR[illegible] MMISSION
Washington, D.C. 20549

PROCESSED
JUN 1 5 2006
THOMSON
FINANCIAL

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65612

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Flagler Drive Financial, LP, formerly TBD Services, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Crescent Court, Suite 525
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 0 1 2006
WASH. D.C.
152

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jason Taylor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Flagler Drive Financial, LP, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TIA GP, INC.
General Partner

By: ____________

Title: President

Notary Public JAN GRANT
MY COMMISSION EXPIRES
April 21, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FLAGLER DRIVE FINANCIAL, LP

REPORT PURSUANT TO RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2005

FLAGLER DRIVE FINANCIAL, LP

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

To the Partners
Flagler Drive Financial, LP

We have audited the accompanying statement of financial condition of Flagler Drive Financial, LP as of December 31, 2005, and the related statements of income, changes in partners' capital, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Flagler Drive Financial, LP as of December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 7, 2006

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

FLAGLER DRIVE FINANCIAL, LP
Statement of Financial Condition
December 31, 2005

ASSETS

Cash and cash equivalents	$ 614,583
Fees receivable	28,004
Prepaid expenses	20,275
	$ 662,862

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	
Accounts payable	$ 65,191
Accrued liabilities	160,052
	225,243
Partners' capital	437,619
	$ 662,862

The accompanying notes are an integral part of these financial statements.

FLAGLER DRIVE FINANCIAL, LP
Statement of Income
For the Year Ended December 31, 2005

Revenues	
Insurance consulting	$ 1,074,940
Placement fees	115,606
	1,190,546
Expenses	
Compensation and benefits	700,818
Regulatory fees and expenses	13,315
Occupancy and equipment	50,723
Communications	17,964
Other	312,796
	1,095,616
Net income	$ 94,930

The accompanying notes are an integral part of these financial statements.

FLAGLER DRIVE FINANCIAL, LP
Statement of Changes in Partners' Capital
For the Year Ended December 31, 2005

	General Partners' Capital	Limited Partners' Capital	Total
Balances at December 31, 2004	$ 343	$ 342,346	$ 342,689
Net income	9	94,921	94,930
Balances at December 31, 2005	$ 352	$ 437,267	$ 437,619

The accompanying notes are an integral part of these financial statements.

FLAGLER DRIVE FINANCIAL, LP
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2005

Balance, at December 31, 2004	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2005	$	-0-

The accompanying notes are an integral part of these financial statements.

FLAGLER DRIVE FINANCIAL, LP
Statement of Cash Flows
For the Year Ended December 31, 2005

Cash flows from operating activities	
Net income	$ 94,930
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Changes in assets and liabilities:	
Decrease in fees receivable	188,965
Increase in prepaid expenses	(8,520)
Increase in accounts payable	30,064
Increase in accrued liabilities	101,392
Net cash provided by operating activities	406,831
Cash flows from investing activities	
Net cash provided by investing activities	-0-
Cash flows from financing activities	
Net cash provided by financing activities	-0-
Net increase in cash and cash equivalents	406,831
Cash and cash equivalents at beginning of year	207,752
Cash and cash equivalents at end of year	$ 614,583

Supplemental schedule of cash flow information

Cash paid during the year for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

FLAGLER DRIVE FINANCIAL, LP
Notes to Financial Statements
December 31, 2005

Note 1 - Summary of Significant Accounting Policies

Flagler Drive Financial, LP, (the "Partnership") began operations on May 14, 2003 and became effective as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) on June 6, 2003. The Partnership is a Texas limited partnership and is a licensed insurance agency receiving commissions related to the sale of various forms of insurance policies. Operating under (SEC) Rule 15c3-3(k)(2)(i), the Partnership refers clients to hedge funds under a marketing agreement and receives income for its consulting services.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

For purposes of reporting cash flows, the Partnership has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

Income Taxes

No provision for income taxes is required since the partners report their proportionate share of partnership taxable income or loss on their respective income tax returns. Such income or losses are proportionately allocated to the partners based upon their ownership interests.

Allocation of Income and Loss

Except for certain events provided for in the partnership agreement, income or loss of the Partnership shall be allocated among partners in accordance with their respective percentage interests.

Management Powers

The general partner is responsible for management of the Partnership including the timing and amount of all distributions to the partners.

Limited Liability

Except as otherwise provided by law, the partnership agreement provides that the limited partner shall not be personally liable for obligations of the Partnership.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate daily. At December 31, 2005, the Partnership had net capital of approximately $389,340 and net capital requirements of $15,024. The Partnership's ratio of aggregate indebtedness to net capital was .58 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to1.

Note 3 - Possession or Control Requirements

The Partnership holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(i).

Note 4 - Related Party Transactions

The Partnership is provided office space, equipment, and general and administrative services by two partnerships, Taylor Investment Advisors, LP (TIA) and TMT Partners, Ltd. (TMTP). TIA and the Partnership are owned by the same general and limited partners. TMTP has a preferred and normal limited partnership interest in the Partnership's sole limited partner. The Partnership incurred $469,679 and $58,290 for these services for the year ended December 31, 2005 from TIA and TMTP, respectively. At December 31, 2005, $57,891 was due to these parties.

Note 5 - Concentration

Cash with one bank exceeded federally insured limits at December 31, 2005 and throughout the year then ended.

Supplementary Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of December 31, 2005

Schedule I

FLAGLER DRIVE FINANCIAL, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

COMPUTATION OF NET CAPITAL

Total Partners' Capital qualified for net capital		$ 437,619
Add:		
Other deductions or allowable credits		-0-
Total capital and allowable subordinated liabilities		437,619
Deductions and/or charges		
Non-allowable assets:		
Fees receivable	$ 28,004	
Prepaid expenses	20,275	(48,279)
Net capital before haircuts on securities positions		389,340
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))		-0-
Net capital		$ 389,340

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Accounts payable	$ 65,191
Accrued liabilities	160,052
Total aggregate indebtedness	$ 225,243

Schedule I (continued)

FLAGLER DRIVE FINANCIAL, LP
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2005

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 15,024
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 15,024
Net capital in excess of required minimum	$ 374,316
Excess net capital at 1000%	$ 366,816
Ratio: Aggregate indebtedness to net capital	.58 to 1

RECONCILIATION WITH PARTNERSHIP'S COMPUTATION

The following serves to reconcile the difference in the computation of net capital under Rule 15c3-1 from the Partnership's computation:

Net capital, as reported in the Partnership's Part IIA unaudited Focus report	$ 394,911
Increase in accounts payable	(5,571)
Net capital per audited report	$ 389,340

Schedule II

FLAGLER DRIVE FINANCIAL, LP
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2005

EXEMPTIVE PROVISIONS

The Partnership has claimed an exemption from Rule 15c3-3 under section (k)(2)(i), in which the Partnership engages in private placement of securities, refers clients to hedge funds under a marketing agreement and receives fees and commissions from insurance agencies.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2005

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Partners
Flagler Drive Financial, LP

In planning and performing our audit of the financial statements and supplemental schedules of Flagler Drive Financial, LP (the "Partnership"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly

to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., LLP

CF & Co., L.L.P.

Dallas, Texas
February 7, 2006